Filed Pursuant to Rule 433

Registration Statement No. 333-140859

Supplementing the Preliminary Prospectus

Supplement dated May 6, 2009

(To Prospectus dated February 23, 2007)

The Dow Chemical Company

2030 Dow Center

Midland, MI 48674 U.S.A.

FOR MORE INFORMATION

Bob Plishka

+1 989 638 2288

bplishka@dow.com

Dow Prices $6 Billion of Public Notes

Midland, MI – May 8, 2009 – The Dow Chemical Company (NYSE: DOW) today announced that on May 7, it priced a $6 billion underwritten public offering of debt securities, including $1.75 billion aggregate principal amount of 7.6% notes due 2014; $3.25 billion aggregate principal amount of 8.55% notes due 2019; and $1 billion aggregate principal amount of 9.4% notes due 2039.

Of the $6 billion in notes to be offered, $1.35 billion aggregate principal amount of the 8.55% notes due 2019 will be offered by accounts and funds managed by Paulson & Co. and trusts created by members of the Haas Family. These investors received notes from Dow in payment for 1.31 million shares of Dow’s Perpetual Preferred Stock, Series B, at par plus accrued dividends. Dow will not receive any of the proceeds from the sale of notes by the selling noteholders.

Dow intends to use the net proceeds received from the offering for refinancings, renewals, replacements and refunding of outstanding indebtedness, including repayment of a portion of the Company’s term loan borrowings.

Together with the common stock offering which priced on May 6, the over-allotment option which was exercised on May 7, and upon consummation of this debt offering, Dow will retire all remaining Perpetual Preferred Stock, Series B from the Company’s capital structure. Eliminating these shares is immediately and significantly accretive to net income available for common shareholders. Dow will not receive any of the proceeds from the exercise of the over-allotment option.

“Today, we announced yet another oversubscribed offering – the second one this week,” said Andrew N. Liveris, Chairman and Chief Executive Officer. “Coming on the heels of a very successful equity issuance, this bond offering clearly shows investor confidence in the Company’s strategic direction and our ability to generate significant value over the long-run. And with a substantial amount of proceeds going to pay down our term bridge loan well ahead of our plan, this is further evidence of the Company’s commitment to financial flexibility and maintaining an investment grade rating. The success of our equity and debt issuances this week also allows us to make the right decisions for our shareholders on the assets we will dispose of, the timing of these dispositions, and their valuations.”

The offering was made pursuant to the Company’s effective shelf registration statement filed with the Securities and Exchange Commission (SEC) and is expected to close on May 13, 2009. Banc of America Securities, Citi, Morgan Stanley, HSBC, and Mizuho Securities USA Inc. (with respect to the notes due 2014); Banc of America Securities, Citi, Morgan Stanley, HSBC, and RBS Securities Inc. (with respect to the notes due 2019); and Banc of America Securities, Citi, Morgan Stanley, and HSBC (with respect to the notes due 2039) are acting as joint book-running managers for the offering.

Dow has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Investors should read the prospectus in that registration statement and other documents Dow has filed with the SEC for more complete information about Dow and the offering. These documents can be obtained for free by visiting IDEA on the SEC website at www.sec.gov. Alternatively, copies can be obtained from: Banc of America Securities LLC, Attention: Prospectus Department, 100 West 33rd Street, 3rd Floor, New York, New York 10001 (1-800-294-1322, e-mail address: dg.prospectus_distribution@bofasecurities.com); Citi at Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, New York 11220 (1-877-858-5407); Morgan Stanley & Co. Incorporated, Attention: Prospectus Department, 180 Varick Street, New York, NY 10014 (1-866-718-1649), email address: prospectus@morganstanley.com); HSBC Securities (USA) Inc., Attention: Transaction Management Group, 452 Fifth Avenue, New York, NY 10018 ((fax: 212-525-0238); Mizuho Securities USA Inc., Attention: Debt Capital Markets, 1251 Avenue of the Americas 33rd Floor, New York, NY 10020-1104 (1-800-221-8866); and RBS Securities Inc., 600 Steamboat Road, Greenwich, CT 06830 (1-866-884-2071).

About Dow

Dow is a diversified chemical company that combines the power of science and technology with the “Human Element” to constantly improve what is essential to human progress. The Company delivers a broad range of products and services to customers in around 160 countries, connecting chemistry and innovation with the principles of sustainability to help provide everything from fresh water, food and pharmaceuticals to paints, packaging and personal care products. On April 1, 2009, Dow acquired Rohm and Haas Company, a global specialty materials company. References to “Dow” or the “Company” mean The Dow Chemical Company and its consolidated subsidiaries unless otherwise expressly noted.

Note: This press release contains forward-looking statements that involve risks and uncertainties that may affect the Company’s operations, markets, products, services, prices and other factors as discussed in filings with the Securities and Exchange Commission. These risks and uncertainties include, but are not limited to, economic, competitive, legal, governmental and technological factors. Accordingly, there is no assurance that the Company’s expectations will be realized. The Company assumes no obligation to provide revisions to any forward-looking statements should circumstances change, except as otherwise required by securities and other applicable laws.